Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Advanced Micro Devices, Inc. for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 3, 2022, with respect to the consolidated financial statements of Advanced Micro Devices, Inc., and the effectiveness of internal control over financial reporting of Advanced Micro Devices, Inc., included in its Annual Report (Form 10-K) for the year ended December 25, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California

June 6, 2022